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                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Netgateway, Inc:

We consent to the use of our reports included herein and to the reference to our firm under the headings "Selected Financial Data" and "Experts" in the prospectus.

Our report dated August 23, 1999, contains an explanatory paragraph that states that the Company's planned principal operations have commenced, however, minimal revenues have been generated. Additionally, the Company continues to incur net losses and has continuing financial needs. These matters raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP


Los Angeles, California
November 17, 1999